Exhibit 99.8



January 31, 1995



Public Storage Properties VII, Inc.         Storage Equities, Inc.
600 N. Brand Boulevard, Suite 300           600 N. Brand Boulevard, Suite 300
P.O. Box 25050                              P.O. Box 25050
Glendale, CA  91203-5050                    Glendale, CA  91203-5050

Re:               5555-180
Subject:          Environmental Assessments of the 38 Properties Owned by Public
                  Storage Properties VII, Inc.

Dear Gentlemen:

ENSR Consulting and Engineering recently conducted environmental assessments of 38 properties owned by Public Storage Properties VII, Inc. The Phase I assessments and associated Phase II or environmental follow-up activities have been completed at all properties except for two in which work is in progress. These two sites are 3636 Beverly Boulevard, Los Angeles, California (00733), and 14050 N.W. Freeway, Houston, Texas (00721). The Beverly, Los Angeles property will be addressed in a separate letter and the work at the Houston site should be completed within the next two weeks. The preliminary results are that no further work will be recommended at the Houston site. ENSR's analysis identified no potentially significant environmental liabilities at the remaining 38 properties. The reader is referred to the Phase I assessments and associated Phase II investigations prepared by ENSR for background information, descriptions of the sites, and study limitations (ENSR Project Nos. 5555-180 and 5555-185).

It should be noted that at four of the 38 properties, offsite contamination sources of potential concern were identified. In all cases, the responsible parties appear to be addressing the contamination issues with the regulatory agencies. Public Storage is recommended to periodically monitor remedial progress at these sites. Provided that these sites are remediated by the responsible parties, these offsite sources of contamination are not expected to pose an environmental liability to Public Storage.

Based upon the information obtained to date on the 37 PSP VII properties (Beverly, Los Angeles 00733 excluded), ENSR is of the opinion that the properties do not present the potential for significant environmental liabilities.

ENSR appreciates the opportunity to be of service to you. If you have any questions, please feel free to contact me at (805) 388-3775.


Sincerely,



Diane Henry
Environmental Analyst

cc:  Bruce Howard, Latham & Watkins
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